UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

NATIONSTAR MORTGAGE HOLDINGS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63861C109

(CUSIP Number of Class of Securities)

Anthony W. Villani, Esq.

Executive Vice President and General Counsel

Nationstar Mortgage LLC

8950 Cypress Waters Blvd.

Coppell, Texas, 75019

(469) 549-2000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

David Lopez, Esq.

Duane McLaughlin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$100,000,000	$ 10,070

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $100,000,000 in aggregate of up to 12,195,121 shares of common stock of Nationstar Mortgage Holdings Inc. at the minimum tender offer price of $8.20 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per million dollars of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,070
Form or Registration No.:	Schedule TO
Filing Party:	Nationstar Mortgage Holdings Inc.
Date Filed:	February 11, 2016

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission by Nationstar Mortgage Holdings Inc., a Delaware corporation (“Nationstar” or the “Company”), on February 11, 2016, in connection with the offer by Nationstar to purchase for not more than $100,000,000 in cash shares of its common stock, par value $0.01 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than $9.40 per Share nor less than $8.20 per Share or (ii) purchase price tenders pursuant to which shareholders indicate they are willing to sell their Shares to the Company at the purchase price determined in the offer, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 11, 2016 (the “Offer to Purchase”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(B).

This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and Letter of Transmittal is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item	11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

“On March 15, 2016, the Company issued a press release announcing the final results of the Tender Offer, which expired at 5:00 p.m., New York City time, on March 11, 2016. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.”

Item	12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

Exhibit No.	Description

(a)(5)(C)	Press release announcing final results of the Tender Offer, dated March 15, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONSTAR MORTGAGE HOLDINGS INC.

By:	/s/ Robert D. Stiles
Name: Robert D. Stiles
Title: Chief Financial Officer

Date: March 15, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 11, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Summary Advertisement, dated February 11, 2016.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing commencement of the Tender Offer, dated February 11, 2016.*

(a)(5)(B)	Press release announcing preliminary results of the Tender Offer, dated March 14, 2016.**

(a)(5)(C)	Press release announcing final results of the Tender Offer, dated March 15, 2016.

(b)	None.

(d)(1)	Stockholders Agreement, dated as of February 17, 2012, between Nationstar Mortgage Holdings Inc. and FIF HE Holdings LLC (incorporated by reference as Exhibit 4.1 to the Company’s Registration Statement on Form S-1/A, filed with the SEC on February 24, 2012).

(d)(2)	Offer Letter and Acceptance, dated as of March 31, 2014, between Nationstar Mortgage Holdings Inc. and Robert Stiles (incorporated by reference as Exhibit 10.45 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 26, 2015).

(d)(3)

Separation Agreement and Release of All Claims, dated as of November 23, 2015, by and between

Nationstar Mortgage Holdings Inc. and Kal Raman (incorporated by reference as Exhibit 10.1 to the Company’s current report on Form 8-K, filed with the SEC on November 30, 2015).

(d)(4)

Nationstar Mortgage Holdings Inc. Amended and Restated 2012 Incentive Compensation Plan, dated as of February 24, 2015 (incorporated by reference as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on

May 7, 2015).

(d)(5)	Form of Restricted Stock Grant Agreement for Employees under the 2012 Incentive Compensation Plan (incorporated by reference as Exhibit 10.2 to the Company’s current report on Form 8-K, filed with the SEC on November 16, 2012).

(d)(6)

Form of Restricted Stock Grant Agreement for Non-Employee Directors under the 2012 Incentive

Compensation Plan (incorporated by reference as Exhibit 10.4 to the Company’s current report on Form 8-K, filed with the SEC on November 16, 2012).

(d)(7)

Form of Restricted Stock Unit Agreement for Non-Employee Directors under the 2012 Incentive

Compensation Plan (incorporated by reference as Exhibit 10.6 to the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 7, 2014).

(d)(8)	Form of Restricted Stock Unit Agreement for Employees under the Amended and Restated 2012 Incentive Compensation Plan (incorporated by reference as Exhibit 10.5 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 7, 2015).

(d)(9)	Nationstar Mortgage LLC Annual Incentive Compensation Plan, amended and restated as of March 30, 2014 (incorporated by reference as Exhibit 10.10 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014, filed with the SEC on August 6, 2014).

(d)(10)	Nationstar Mortgage Holdings Inc. Executive Management Incentive Plan, dated as of March 31, 2015 (incorporated by reference as Exhibit 10.1 to the Company’s current report on Form 8-K, filed with the SEC on April 2, 2015).

(d)(11)	Form of Indemnification Agreement with directors and officers (incorporated by reference as Exhibit 10.52 to the Company’s Registration Statement on Form S-1/A, filed with the SEC on February 24, 2012).

(d)(12)	Offer Letter and Acceptance, dated as of June 24, 2015, by and between Nationstar Mortgage LLC and Anthony L. Ebers (incorporated by reference as Exhibit 10.45 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 1, 2016).

(d)(13)

Offer Letter, dated as of July 6, 2015, by and between Nationstar Mortgage LLC and Michael R. Rawls (incorporated by reference as Exhibit 10.46 to the Company’s Annual Report on

Form 10-K for the year ended December 31, 2015 filed with the SEC on March 1, 2016).

(d)(14)	Form of Amended and Restated Restricted Stock Unit Agreement for Non-Employee Directors under the Amended and Restated 2012 Incentive Compensation Plan (incorporated by reference as Exhibit 10.54 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 1, 2016).

(g)	None.

(h)	None.

* Previously filed as exhibits to the initial Schedule TO filed on February 11, 2016

** Previously filed as an exhibit to the Schedule TO Amendment filed on March 14, 2016.

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